United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2016
Vale S.A.
Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐        No    ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐        No    ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐        No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

 Disclousure Policy
Principles and Scope:

The Information Disclosure Policy regulates the disclosure of information regarding any Material Act or Fact about Vale SA (Vale) and its subsidiaries, and is based on the following basic principles: (a) transparency, symmetry of information, equal treatment and respect for investor rights; (b) compliance with best global practices in investor relations; and (c) compliance with the specific legislation of Brazil, the United States and France, with the regulations of the Brazilian Securities Commission (CVM), of the US Securities and Exchange Commission (SEC), and of the French Autorité des Marchés Financiers (AMF), hereinafter referred to as "regulatory agencies"; and with the rules of the stock exchanges where the securities issued by Vale are listed and traded.

Vale shall make public strategic, administrative, technical, business, financial or economic information that may affect the prices of their securities and/or influence investors' decisions to keep them, buy them, sell them or to exercise any rights inherent to the condition of securities holders (Material Act or Fact), according to the applicable rules issued by the regulatory agencies and securities commissions mentioned above.

Vale’s Information Disclosure Policy establishes guidelines to be compulsorily observed by the controlling shareholder, the members of the non-executive Board of Directors, Supervisory Board and Advisory Committees, the Executive Directors, Vale executives, the managers of its subsidiaries and anyone who, because of their job or position in Vale and/or its subsidiaries, is aware of information related to any Material Act or Fact about Vale.

People included in the above item will be called henceforth, together or individually, Related Parties. Related Parties must sign their respective Compliance Statements, which will be filed at Vale headquarters, as long as its signatory continues to be a connected to Vale and for at least five years after they have left the company.
Publicly traded companies controlled by Vale shall adopt this policy, with the adjustments that may be required by local laws and regulations applicable to these companies and to the markets where their securities are traded.

Internal Procedures for Disclosure of Information:

• The Chief Financial and Investor Relations Officer is primarily responsible for the disclosure of information relating to Material Acts or Facts. The controlling shareholders of Vale, the non-executive Board of Directors, the Supervisory Committee, the Advisory Committees and the Executive Directors shall report any information related to Material Acts or Facts which they know of to the ChiefFinancial and Investor Relations Officer, who will arrange for their prompt release.
• Without prejudice to the above item, Vale has established a Disclosure Committee, whose function is to ensure compliance with this Disclosure Policy and the laws and regulations applicable to Vale, its main duties being:

- Check for any Material Act or Fact to be disclosed and to ensure ample and immediate global disclosure, fully and simultaneously, particularly in markets where the securities issued by Vale are to be traded;
- Oversee and approve any communications to the global capital market of any Material Act or Fact and verify the need for any corrections or revisions;
- Issue an opinion on the possibility of postponing the disclosure of any Material Act or Fact, if immediate disclosure would jeopardize the legitimate interest of the Company;
- Monitor developments or changes in Vale’s business or in its subsidiaries to determine whether there is need for disclosure of a Material Act or Fact; and
- Analyze any rumors and speculation in the market about Vale and assess whether a response and/or communication to the global capital markets is needed.

The Disclosure Committee is chaired by the CEO of Vale and is composed of the following members: Chief Financial and Investor Relations Officer, General Counsel, Director of the Investor Relations Department, and the Controller.
• Any Related Person who has knowledge of information related to a Material Act or Fact shall communicate it immediately to the Chief Financial and Investor Relations Officer and/or the Director of Investor Relations. Only the members of the Disclosure Committee, the persons expressly authorized by the Disclosure Committee in each specific case and members of the Investor Relations Department are allowed to disclose a Material Act or Fact.
• The Investor Relations Department is primarily responsible for the preparation of external communications for the capital market, which must necessarily be reviewed and approved by at least two (2) members of the Disclosure Committee, the business area involved and, if necessary, by the Controller and/or the General Counsel. Specifically, when the disclosure involves: A) a shareholders' agreement; (B) the listing or delisting of securities issued by Vale; (C) acquisition, merger, spin-off of entities; (D) plans to purchase stock options or matching program; (E) changes in the by-laws of Vale or the appointment/dismissal of directors; (F) repurchases; (G) legal or administrative proceedings; (H) public offering of securities issued by Vale; (I) exceptional circumstances related to trade agreements; the draft of such disclosure must first be presented to General Counsel for review and approval.
• All public communications to be made by the subsidiaries of Vale, including press releases and financial reports shall be reviewed and approved by the Director of the Investor Relations Department before being released.
• Any permission to use the name Vale and/or that of any of its subsidiaries in a public communication by any person who is part of a transaction and/or partnership with Vale and/or its subsidiaries shall be granted by the Disclosure Committee, through the Investor Relations area.
• In meetings or video/audio conferences with participants in the capital market, Vale may be represented by the CEO, Chief Financial and Investor Relations Officer, by other Executive Officers, by members of the Investor Relations Department or by persons accredited by the CEO or the Chief Financial and Investor Relations Officer
• Material Acts or Facts should be disclosed to the capital market at the same time, in line with the item below. All information considered relevant, not yet in the public domain, which is disclosed, intentionally or not, to analysts, investors, journalists or any other person other than (i) a member of the non-executive Board of Directors, Supervisory Board or Vale Advisory Committees; (Ii) a member of the Executive Board of Directors; or (iii) an employee of Vale and its subsidiaries directly involved in the matter at hand, shall be immediately made public in accordance with applicable rules and regulations.

 • The disclosure of a Material Act or Fact must be made before or after the close of the trading sessions of the stock exchanges where the securities issued by Vale are traded. If it is imperative that the disclosure occur during the trading period, the Chief Financial and Investor Relations Officer should ask the competent regulatory bodies and stock exchanges where the securities issued by Vale are listed and traded, to suspend trading until its proper disclosure.
• Access to information about a Material Act or Fact prior to its public disclosure is limited to professionals directly involved in the matter at hand. These professionals should ensure proper safekeeping of this information, maintain the confidentiality of the same until its public disclosure and ensure that their subordinates and service suppliers who are subject to confidentiality obligations do the same, being jointly liable in the event of noncompliance. These professionals are also subject to a confidentiality agreement with Vale.
• Disclosure of Material Acts or Facts may exceptionally be delayed if the controlling shareholder, directors or executive officers understand that its disclosure endangers the legitimate interests of Vale. In this case, access to information concerning the undisclosed Material Act or Fact should be restricted to those who rightly need to know it.
• Vale may submit to its primary regulatory agency, the CVM, its decision on an exception basis to keep confidential Material Acts or Facts whose disclosure it deems to represent a risk to the legitimate interests of Vale.
• All rumours and/or speculation in the market about Vale and/or its subsidiaries that relate to potential Material Acts or Facts must be reported to the Disclosure Committee. In the event of information regarding a Material Act or Fact leaking  or if there are unusual fluctuations in the price or trading volume of the securities, the Chief Financial and Investor Relations Officer shall disclose publicly and immediately, that information.
 Forecasts Release:
• Vale and its subsidiaries do not disclose estimates and quantitative predictions about its future financial performance.
• Vale, by decision of the Disclosure Committee, might occasionally disclose estimates regarding the behavior of the markets where it operates, presenting clearly the assumptions underlying such estimates, accompanied by the following caveat:
• "This press release may include declarations about Vale's expectations about future events or results. All statements based on future expectations involve a number of risks and uncertainties. Vale can not guarantee that such statements will prove to be correct. Such risks and uncertainties include factors related to: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy, (c) capital markets, (d) the price of minerals and metals and their dependence on global industrial production which is cyclical in nature, and (e) the degree of global competition in the markets in which Vale operates. For additional information on factors that maygive rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission - CVM, the Autorité des Marchés Financiers (AMF) and the US Securities and Exchange Commission - SEC, and in particular factors discussed in the sections "Forward-Looking Statements" and "risk factors" in the Annual Report - Vale Form 20F. "

Forms and Channels of Disclosure:

• In the case of Material Acts or Facts, Vale will publish these in the major newspapers usually used by Vale. Subject to the relevant laws and regulations of the regulatory bodies and stock exchanges where the securities issued by Vale are listed and traded, to ensure speed, simultaneity and global disclosure, Vale will disclose information to the capital market using the communication channels described below.
• Information about a Material Act or Fact will be disclosed globally and simultaneously electronically and via news agencies, in Portuguese and English, and filed immediately and in accordance with the specific rules of the regulatory agencies and stock exchanges where the securities issued by Vale are listed and traded (as well as placed on the websites of regulatory agencies and/or stock exchanges), custodian entities, the depositary agent of American depositary Receipts (ADRs), capital market participants and news agencies. All communications to the market will also be placed in the "Investor Relations" page on the Company's website, as mentioned in the last item below.
• Telephone Conferences and webcasts will be held every quarter for the disclosure of results and on an exception basis for certain cases, if deemed necessary. The realization of these events will be announced in advance publicly to the capital market, indicating the date, time and phone numbers for connection. Such conferences and webcasts will be recorded and will be available on the Company's website (www.vale.com/investidores) for 90 (ninety) days following the event.
• At the discretion of the management of Vale, public meetings with participants in the capital market will be held with simultaneous webcast. Vale will publicly announce, in advance, the date, time and place of such events. Any material information that has not been disclosed to the market, which may interfere in a measurable way in the price of securities issued by Vale will be disclosed during these meetings.
• The Vale website, http://www.vale.com/investidores, with versions in Portuguese and English, is an important channel for the distribution of public information. Press releases, presentations, information on operational and financial performance, corporate events, remuneration payments to shareholders and issuance of debt securities, annual reports, quarterly and annual financial statements and documents filed with, or whose disclosure was required by, the regulatory bodies and stock exchange where the securities issued by Vale are listed and traded, prices of shares and Vale Depositary Receipts and the answers to frequently asked questions will be posted on the Vale website, http://www.vale.com/investidores. Vale will take appropriate measures to warn participants in the capital market of the availability of information on its website.
• At the discretion of Vale management, the company will participate actively in conferences, road shows, meetings or events for investors around the world and promote visits to its operations and events for investors, regardless of whether or not there is an issue of values securities under way.
 Disclosure of Information about Material Shareholder Trading:
• As per Art. 12 of CVM Instruction 358/2002 (CVM Instruction 358), as amended, direct or indirect controlling shareholders, shareholders who elect members of the non-executive Board of Directors or the Supervisory Committee, and any individual person or legal entity or group of persons acting jointly or representing the same interest, who acquire or sell, directly or indirectly, a significant shareholding must immediately inform Vale in writing, including the following information: (A) name and description of the purchaser, indicating the registration number in the National Register of Legal Entities ( "CNPJ") or the Registry of Individuals ( "CPF"), where applicable; (B) the objective of the participation and the aimed quantity of shares; containing, if applicable, the purchaser's statement that their purchases do not aim to change the control or the administrative structure of Vale; (C) the number of shares and other securities and derivatives referenced in such actions, whether physical or financial settlement, specifying the quantity, class and kind of referenced shares (D) indication of any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by Vale; (E) in the case of resident shareholders  domiciled abroad, the name or company name and registration number with CPF or CNPJ, as appropriate, of their agent or legal representative in the country.
 • For the purposes of the disclosure of the aforementioned information, a relevant shareholding is considered to be a trade or group of trades through which the direct or indirect participation of the persons referred to above exceeds, either above or below, the levels of 5%, 10%, 15% and so on, of the type or class of shares representing Vale capital.
 • The obligations set forth herein extend to the acquisition of any rights over the shares and other securities mentioned therein and the contracting of any derivatives referenced in Vale shares, even without physical settlement, as per the rules set forth in paragraph 3 of Art. 12 of CVM Instruction 358.
 • The disclosure obligations indicated above shall always consider the aggregate of transactions, including those carried out indirectly through third parties, such as: (i) direct subsidiaries or indirectly by the investor; (Ii) trustees; (Iii) private and exclusive investment funds; and (iv) investment funds in which the business decisions of the fund manager are influenced by the investor.

• The Chief Financial and Investor Relations Officer shall immediately transmit to the respective regulatory bodies and stock exchanges information received in accordance with the first item above, and also update the corresponding section of the "Reference Form" within, at most, seven (7) working days.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date September 01, 2016	By:	/s/ André Figueiredo
Director of Investor Relations